QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated July 2, 2003

APPROVED BY:	Robert Singer Executive Vice President and Chief Financial Officer Gucci Group NV

GUCCI GROUP N.V. ANNOUNCES
FINANCIAL RESULTS FOR FIRST QUARTER 2003

        Amsterdam, The Netherlands, July 2, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces financial results for the first quarter ended April 30, 2003.

HIGHLIGHTS

  •
  Gucci Group revenues were € 567.1 million; operating income before goodwill and trademark amortization was € 5.8 million.

  •
  Gucci Division revenues were € 320.4 million; operating income before goodwill amortization was € 64.8 million (20.2% margin).

  •
  Yves Saint Laurent revenues were € 32.9 million, up 4.3% in constant currency. In May and June, retail sales returned to double-digit growth in constant currency.

  •
  YSL Beauté revenues were € 140.9 million, up 2.4% in constant currency.

  •
  Bottega Veneta revenues increased 63% in constant currency.

  •
  Alexander McQueen and Stella McCartney each had triple digit sales growth.

        Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said: "The luxury goods industry faced a uniquely challenging environment during the first quarter and particularly in March and April, with the war in Iraq and the outbreak of SARS in Asia having had a devastating impact worldwide. The situation was exacerbated by the strong revaluation of the Euro, which cut tourism and tourists' purchasing power in Europe. The resulting sharp decline in travel and consumer confidence led to reduced traffic and sales in our stores, particularly in our flagships in major tourist destinations. As a result, this quarter was the most difficult we have experienced.

        As we have always done, we acted swiftly to meet the challenge. We have continued to reduce costs aggressively. In addition, we have developed and are already delivering very strong collections for the Fall/Winter season. In particular, Gucci's Fall/Winter leather goods collection is superb and has driven a significant shift in the trend of retail sales as it has begun to reach our stores in the second half of June. Notably, we are seeing double-digit retail sales growth in Japan and Asia. In addition, after this difficult quarter the retail sales of Yves Saint Laurent are rebounding, with double digit growth in May and June.

        As we continue to develop the Group's brands, I am particularly pleased with the success of Bottega Veneta, which continues to grow rapidly, with revenues up 63% in constant currency. I am also delighted by the CFDA's award of International Designer of the Year to Alexander McQueen. This tribute is in recognition of his outstanding talent, which is the force behind the brand's increasing success.

        Our disciplined approach to cost control, as well as improving revenue trends in May and June, driven by improving consumer sentiment and great collections, lead us to believe that the Group's performance will strengthen in the second half of the year and beyond."

FIRST QUARTER REVIEW

Gucci Division

        Gucci Division revenues were € 320.4 million, compared to € 371.2 million in 2002 (-13.7%). The combination of negative economic and political events in the quarter led to lower revenues in most of Gucci's major markets.

        In Europe, retail sales declined 21.3% on a constant currency basis, as the sharp fall in tourism led to lower sales in Gucci's larger stores, particularly in Italy and France. In the United States, retail sales declined 11.8% on a constant currency basis, with sales in mainland US and Hawaii down 13.1% and 6.0%, respectively. Retail sales in non-Japan Asia decreased 4.7% on a constant currency basis, in large part due to the outbreak of SARS, which led to lower retail sales of 9.3% in Hong Kong, despite an 8.4% increase in the first half of the quarter. By contrast, retail sales in South Korea and Taiwan advanced 14.0% and 12.4%, respectively, on a constant currency basis. In Japan, yen denominated retail sales were 2.2% lower, but have since improved significantly: up 7% in April and 10% in May and June.

        Sales were down in most product categories, with the exception of jewelry (+18.4%) which continued to benefit from the increasing breadth, quality and unit prices of the collection. The steep decline in travel and tourism negatively affected sales of leather goods and watches, which also suffered from the current severe depression in the fine watch business worldwide.

Margins

        Gucci maintained a high gross margin, 70.4%, compared to 70.1% in 2002. Management reduced operating expenses to € 160.9 million from € 166.5 million and maintained communication expenses at the prior year's level, approximately € 22 million. The operating margin before goodwill amortization was 20.2% (€ 64.8 million) compared to 25.3% (€ 93.8 million).

Yves Saint Laurent

        Yves Saint Laurent revenues were € 32.9 million, an increase of 4.3% in constant currency. As the weight of Yves Saint Laurent's business in Europe is higher than for many luxury brands, the effect of the slowdown in Europe was particularly severe.

        Retail sales resumed growth in the months of May and June, increasing 16% in constant currency.

        Management expects the strong Fall/Winter collection as well as the expansion of the retail network to support sales growth in the second half of 2003. In June, Yves Saint Laurent inaugurated an important store on 57th Street, off Fifth Avenue, in New York and an accessory-only store in an excellent location on via Condotti in Rome. In early Fall it will open flagship stores in Beverly Hills (Rodeo Drive), Hong Kong (Canton Road) and London (Bond Street).

Margins

        The operating loss before goodwill and trademark amortization was € 21.5 million, compared to € 19.7 million.

YSL Beauté

        YSL Beauté sales were € 140.9 million, an increase of 2.4% in constant currency.

        Yves Saint Laurent brand sales increased 3.5% on a constant currency basis, driven by 3.1% growth from fragrances and 5.4% growth from make-up on a constant currency basis.

        During the first quarter, YSL Beauté launched Kingdom for Alexander McQueen and Essenza di Zegna for Zegna, while preparing the introduction of Stella, the first Stella McCartney fragrance, this Fall.

Margins

        The start-up and communication expenses to launch the new fragrances were the principal factors causing YSL Beauté to incur a € 7.0 million operating loss before goodwill and trademark amortization.

Other Divisions

        In light of the strong momentum of Bottega Veneta, the US retail sales of which doubled in constant currency in the February-June period, management decided to open a Bottega Veneta flagship store on New York's Fifth Avenue, in the highly prestigious location originally planned for Boucheron. Boucheron has opened major locations in the last year in London, Tokyo, Milan, Paris and Honolulu, and it is appropriate to develop the business in these stores prior to undertaking a major New York store.

        Alexander McQueen and Stella McCartney more than doubled sales in the quarter. Alexander McQueen opened stores in London in April and in Milan in June. Stella McCartney, which also opened a store in London in April, will open a store in Los Angeles in early Fall.

Corporate Expenses

        Corporate expenses were € 9.9 million, compared to € 10.1 million in 2002.

Goodwill and Trademark Amortization

        Goodwill and trademark amortization was € 30.2 million (€ 24.1 million, net of tax), compared to € 30.7 million (€ 25.1 million, net of tax) in 2002.

Financial Income

        Net financial income was € 7.7 million, compared to € 16.0 million in 2002, representing an average annualized yield on cash under management of 2.97%.

Treasury Shares

        During the first quarter the Group purchased 3,203,987 shares for an aggregate cost of € 281.6 million.

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

        For additional information please visit www.guccigroup.com

(Tables to Follow)

FINANCIAL TABLES

GUCCI GROUP:
REVENUES

€ Million	First Quarter 2003	First Quarter 2002	% Increase (Decrease)
Gucci Division	320.4	371.2	(13.7%)
Yves Saint Laurent	32.9	33.1	(0.7%)
YSL Beauté	140.9	142.6	(1.2%)
Other Operations	81.5	67.2	21.3%
Interdivisional	(8.6)	(6.5)	N/m

Total	567.1	607.6	(6.7%)

GUCCI GROUP:
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION

€ Million	First Quarter 2003	First Quarter 2002	% Increase (Decrease)
Gucci Division	64.8	93.8	(30.9%)
Yves Saint Laurent	(21.5)	(19.7)	N/m
YSL Beauté	(7.0)	3.0	N/m
Other Operations	(20.3)	(15.7)	N/m
Corporate Expenses	(9.9)	(10.1)	N/m
Interdivisional	(0.3)	(0.2)	N/m

Total	5.8	51.1	(88.7%)

GUCCI DIVISION:
REVENUES

€ Million	First Quarter 2003	First Quarter 2002	% Increase (Decrease)
Directly-operated Stores	224.9	258.2	(12.9%)
Wholesale Distribution*	51.6	59.3	(13.1%)
Timepieces Distribution	32.1	38.1	(15.9%)
Royalties	11.4	14.7	(22.2%)
Interdivisional	0.4	0.9	N/m

Total	320.4	371.2	(13.7%)

Leather goods	152.1	181.8	(16.3%)
Shoes	40.5	46.4	(12.6%)
Ready-To-Wear	47.5	50.8	(6.6%)
Watches	32.7	42.4	(22.9%)
Jewelry	21.8	18.5	18.4%
Other	14.0	15.7	(12.0%)
Royalties	11.4	14.7	(22.2%)
Interdivisional	0.4	0.9	N/m

Total	320.4	371.2	(13.7%)

Europe	106.1	126.0	(15.8%)
United States	65.7	78.5	(16.3%)
Japan	92.3	97.9	(5.7%)
Rest of Asia	49.3	57.9	(15.2%)
Rest of World	6.6	10.0	(33.9%)
Interdivisional	0.4	0.9	N/m

Total	320.4	371.2	(13.7%)

(*)
Franchise Stores, Duty-Free and Department and Specialty Stores

GUCCI GROUP N.V.
SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME
(In millions of Euro, except per share and share amounts)

	First Quarter 2003	First Quarter 2002
Net Revenues	567.1	607.6
Gross Profit	384.4	414.9
Selling, General and Administrative expenses	378.6	363.8
Goodwill and trademark amortization	30.2	30.7
Operating profit (loss)	(24.4)	20.4
Financial income, net	7.7	16.0
Other income (expenses)	1.0	(0.8)
Pre-tax income (loss)	(15.7)	35.6
Taxation	(15.1)	1.7
Minority interests	(1.8)	(1.6)
Net income	1.2	35.5
Net income per share-basic	0.01	0.35
Net income per share-diluted	0.01	0.35
Weighted number of shares outstanding — basic	98,834,959	100,783,880
Weighted number of shares outstanding — diluted	100,174,176	102,519,006

GUCCI GROUP N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions of Euro)

	April 30, 2003	January 31, 2003
Assets
Current Assets
Cash and cash equivalents	2,723.4	2,934.6
Trade receivables, net	312.6	331.8
Inventories, net	499.0	472.0
Deferred tax assets	207.4	191.2
Current value of hedge derivatives	126.3	110.6
VAT reimbursement receivables	155.5	149.0
Other current assets	179.0	177.2
Total current assets	4,203.2	4,366.4
Non-current assets
Property, plant and equipment, net	961.1	912.5
Goodwill, trademarks, other intangible assets and deferred charges, net	2,071.8	2,110.0
Other non-current assets	382.0	391.7
Total non-current assets	3,414.9	3,414.2

Total assets	7,618.1	7,780.6

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts and short-term loans	631.5	630.5
Trade payables and accrued expenses	466.4	478.5
Other current liabilities	246.1	271.0
Total current liabilities	1,344.0	1,380.0
Non-current liabilities
Long-term financial payables	1,267.7	1,202.4
Long-term tax payable and deferred tax liabilities	366.7	373.2
Other non-current liabilities	90.9	89.0
Total non-current liabilities	1,725.3	1,664.6

Total liabilities	3,069.3	3,044.6

Minority interests	63.1	64.6
Shareholders' equity	4,485.7	4,671.4

Total liabilities and shareholders' equity	7,618.1	7,780.6

# # #

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 July 2003	GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

QuickLinks

GUCCI GROUP N.V. ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER 2003
GUCCI GROUP N.V. SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME (In millions of Euro, except per share and share amounts)
GUCCI GROUP N.V. CONDENSED CONSOLIDATED BALANCE SHEETS (In millions of Euro)
SIGNATURES